August 9, 2007

Mail Stop 4561

Michael H. Price
Chairman of the Board, President and Chief Executive Officer
Mercantile Bank Corporation
310 Leonard Street NW
Grand Rapids, Michigan 49504
By U.S. Mail and facsimile to (616)-726-1500

Re: **Mercantile Bank Corporation**
        Form 10-K for the Fiscal Year ended December 31, 2006
        Form 10-Q for the Fiscal Quarter ended March 31, 2007
        File No. 000-26719

Dear Mr. Price:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ending December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Earning Assets, page F-6

1. We note your disclosure on page F-7 that non-performing loans increased from $4.0 million or 0.26% of total loans to $8.6 million or 0.49% of total loans and that net charge-offs increased from $1.1 million or 0.08% of total loans to $4.9 million or 0.29% of total loans. Despite loan growth during 2006 and of what appears to be a slight deterioration in the credit quality of your portfolio, the ratio of allowance to

loans and leases outstanding at December 31, 2006 was 0.08% lower compared to December 31, 2005. Please tell us, and in future filings disclose:

- the underlying factors that led to the increase in non-performing loans and net charge-offs;

- whether the increase in non-performing loans and net charge-offs is a trend that is expected to continue in the future; and

- the specific reasons that the allowance for loan loss as a percentage of total loans and leases outstanding is not directionally consistent with loan growth and what appears to be deteriorated credit quality in the loan portfolio.

Liquidity, page F-21

2. In light of your heavy reliance on certificates of deposit to meet continued earning asset growth combined with the fact that average rates on your time deposits in 2006 are higher than all but 2% of total interest bearing liabilities and the fact that approximately 75% of your certificates of deposit mature within one year or less, please provide us with and in future filings disclose the following information:

- an enhanced discussion surrounding your reliance on brokered deposits relative to other sources of funding;

- how your reliance on brokered deposits is expected to impact your overall cost of funds and profitability;

- alternative (i.e., back-up) liquidity plans in the event that the market for brokered deposits shrinks; and

- alternative plans to fund certificates of deposits maturing in one year or less that do not rollover in the event that significant credit deterioration occurs in your loan portfolio.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3490 if you have questions.

       Sincerely,

       Donald A. Walker, jr.
       Senior Assistant Chief Accountant